REE Automotive Ltd.

Kibbutz Glil-Yam

Israel, 4690500

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	REE Automotive Ltd. (CIK 0001843588)
Registration Statement No. 333-276757 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

REE Automotive Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 13, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

REE Automotive Ltd.

By:	/s/ Avital Futterman
Avital Futterman General Counsel